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SEC MAIL PROCESSING
Received
MAR 05 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-53489~~

8-50854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Wealth Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 W LAKE ST, FIRST FLOOR
(No. and Street)

CHICAGO	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HOCK, 312.940.3684

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSTROW, REISIN BERK & ABRAMS, LTD

(Name – *if individual, state last, first, middle name*)

NBC TOWER, SUITE 1500, 455 N CITYFRONT PLAZA DR	CHICAGO	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joshua Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Wealth Management, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

OFFICIAL SEAL
J C HANES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/09/20

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm

Member
Arete Wealth Management LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arete Wealth Management LLC (the Company) as of December 31, 2017, the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arete Wealth Management LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, the computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to the possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission and the computation of net capital under CFTC Regulation 1.17 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

We have served as Arete Wealth Management LLC's auditor since 2009.

Chicago, Illinois
February 26, 2018

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017	
ASSETS	
Cash and cash equivalents	$ 376,539
Commissions receivable	1,041,722
Prepaid expenses	72,523
Deposits	50,000
Total assets	$1,540,784
LIABILITY AND MEMBER'S EQUITY	
Liability:	
Commissions payable	$ 954,999
Member's equity	585,785
Total liability and member's equity	$1,540,784

See notes to financial statements.

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2017	
Revenues:	
Commission income	$ 12,801,345
Conference fees	299,000
Wholesale consulting income	1,915,765
Managing broker dealer income	1,203,416
Seminar income	18,000
Interest income	100
Other income	204,282
Total revenues	16,441,908
Expenses:	
Commission expense and clearing costs	11,959,005
Expense sharing	150,000
Professional fees	40,475
Registration fees	143,908
Other	28,330
Total expenses	12,321,718
Net income	4,120,190
Member's equity, beginning of year	355,595
Member's distributions	(3,890,000)
Member's equity, end of year	$ 585,785

See notes to financial statements.

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2017	
Cash flows from operating activities:	
Net income	$ 4,120,190
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in operating assets and liability:	
Commissions receivable	(787,945)
Prepaid expenses	(12,585)
Commissions payable	738,759
Net cash provided by operating activities	4,058,419
Cash flows from financing activity:	
Member's distributions	(3,890,000)
Net cash used in financing activity	(3,890,000)
Net increase in cash and cash equivalents	168,419
Cash and cash equivalents, beginning of year	208,120
Cash and cash equivalents, end of year	$ 376,539

See notes to financial statements.

ARETE WEALTH MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization and summary of significant accounting policies

Organization:

Arete Wealth Management LLC (the Company) is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, an Illinois limited liability corporation, was organized and began operations on January 20, 1998, and its operational life is perpetual. As a limited liability company, each member's liability is limited to the capital invested. The Company is headquartered in Chicago, Illinois.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

Concentration of risk:

The Company maintains it cash in bank accounts which, at times, may exceed federally-insured limits. The Company has uninsured balances of $126,539 at December 31, 2017. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

1. Organization and summary of significant accounting policies (continued)

Commissions receivable:

Commissions receivable represents the net amount relating to commissions/trading income less clearing costs from the clearing organization. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

Income taxes:

The Company is a limited liability company and is taxed as a partnership under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income tax on its income. Instead, the member of the Company is liable for federal and state income taxes on its taxable income, if any.

2. Clearing agreement

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables, are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

On December 4, 2014, the Company extended its clearing agreement. The initial term of this agreement is three years. Additionally, there is a provision in the agreement that states that if there is no written notification provided to the Company at the conclusion of the renewal term, the contract will remain in effect until either party provides 90 days written notification of the termination of the contract, or a new clearing agreement is agreed upon. The agreement has a termination clause requiring payment of a lump-sum figure representing the monthly clearing and execution fees for the remainder of the initial term.

3. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. At December 31, 2017, the Company had regulatory net capital of $449,410, which was $389,478 in excess of its required net capital of $59,932. At December 31, 2017, the Company's net capital ratio was 2.00 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

Additionally, the Company is a member of the National Futures Association (NFA), which requires the maintenance of adjusted net capital equal to or in excess of the greatest of the following minimum net capital requirements:

i. $45,000
ii. $6,000 per office operated
iii. $3,000 for each associated person sponsored
iv. Amount of net capital required by Rule 15c3-1 of the Securities and Exchange Commission

At December 31, 2017, the Company's adjusted net capital was $449,410, which was $389,478 in excess of its required net capital of $59,932.

4. Commitments

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations.

5. Related party transactions

The Company is a wholly-owned subsidiary of Old Growth Capital, LLC, a Delaware holding company specializing in financial service company management. Per the terms of an expense sharing agreement, the parent company pays general expenses related to office space, salaries and insurance and allocates a portion of those expenses to the Company. Expense sharing fees paid to the parent organization were $150,000 for the year ended December 31, 2017.

6. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2017, the financial statement date, through February 26, 2018, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

ARETE WEALTH MANAGEMENT LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2017	
Computation of net capital:	
Total member's equity from statement of financial condition	$ 585,785
Deductions and/or charges:	
Nonallowable assets:	
Other commissions receivable	(63,852)
Prepaid expenses	(72,523)
Net capital	$ 449,410
Computation of net capital requirement:	
Minimum net capital required (6-2/3% of $898,975)	$ 59,932
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Excess net capital	$ 389,478
Computation of aggregate indebtedness:	
Commissions payable	$ 898,975
Percentage of aggregate indebtedness to net capital	200.03%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2017 unaudited FOCUS Part II Report.

ARETE WEALTH MANAGEMENT LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2017

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(ii) under the Securities Exchange Act of 1934.

ARETE WEALTH MANAGEMENT LLC

COMPUTATION OF NET CAPITAL UNDER CFTC REGULATION 1.17

December 31, 2017	
Computation of adjusted net capital:	
Total member's equity from statement of financial condition	$ 585,785
Deductions and/or charges:	
Nonallowable assets:	
Other receivables	(63,852)
Prepaid expenses	(72,523)
Net capital before charges against capital	449,410
Charges against capital:	
Adjusted net capital	$ 449,410
Computation of net capital requirement (greatest of criteria below):	
Minimum dollar net capital requirement of introducing broker	$ 45,000
Minimum net capital required ($6,000 per office operated)	$ 12,000
Minimum net capital required ($3,000 per AP sponsored)	$ 9,000
Net capital required per rule 15c3-1	$ 59,932
Net capital requirement	$ 59,932
Excess net capital	$ 389,478

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2017 unaudited FOCUS Part II Report.

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm

Member
Arete Wealth Management LLC

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Arete Wealth Management LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2018

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

ORBA®
Accounting | Tax | Advisory

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

Member
Arete Wealth Management LLC

In planning and performing our audit of the financial statements of Arete Wealth Management LLC (the Company) as of and for the year ended December 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States) , we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, our study does not include consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

> The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the member, management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2018

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Member
Arete Wealth Management LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Arete Wealth Management LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2018

ARETE
WEALTH MANAGEMENT

February 26, 2018

BROKER DEALERS ANNUAL EXEMPTION REPORT

Arete Wealth Management, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to the paragraph (k)(2)(ii) of the Rule.

Arete Wealth Management, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Sincerely,

David Hock
CFO & Executive VP

1101 W. Lake St.
Chicago, IL 60607
tel. 312.940.3684
fax: 312.264.0087
aretewealth.com

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JULIE HANES
3129403684
ARETE WEALTH MANAGEMENT
1101 W LAKE ST
CHICAGO IL 60607

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ARETE WEALTH MANAGEMENT LLC

YEAR ENDED DECEMBER 31, 2017

ARETE WEALTH MANAGEMENT LLC

YEAR ENDED DECEMBER 31, 2017

CONTENTS